SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For July 26, 2005

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant’s name into English)

The Pavilions

Bridgwater Road

Bedminster Down

Bristol BS13 8AR

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

I. PURPOSE OF FILING:

Allied Domecq PLC, a company organized under the laws of England and Wales (“Allied”), is submitting this Form 6-K to establish itself, pursuant to Rule 12g-3 of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), as the predecessor issuer to Pernod Ricard S.A., a company organized under the laws of France (“Pernod”).

II. BACKGROUND AND SUCCESSION PURSUANT TO RULE 12g-3:

On July 26, 2005, Pernod acquired Allied pursuant to a scheme of arrangement (the “Scheme of Arrangement”) approved by the shareholders of Allied and sanctioned by the High Court of Justice in England.

In connection with the Scheme of Arrangement, the holders of the issued ordinary shares of Allied each received .0158 of Pernod shares and 545 pence in cash (an aggregate consideration of approximately 670 pence) for each share of Allied held by them.  Holders of Allied ordinary shares were also offered the opportunity under a mix and match election (the “Mix and Match Election”) to elect to vary the proportions in which they received cash consideration and Pernod shares.  Satisfaction of such elections was subject to equal and opposite elections made by other holders of Allied ordinary shares.  To the extent that elections for cash and/or Pernod shares were not satisfied in full, they were scaled down on a pro rata basis.

Pursuant to the Scheme of Arrangement, persons that held ordinary shares of Allied through Allied’s existing American Depositary Receipt program received, subject to the Mix and Match Election, £21.80 and 0.2528 of new American Depository Receipts in Pernod (the “Pernod ADRs”) for each Allied American Depository Receipt (the “Allied ADRs”) held by them.  Each Pernod ADR represents one-fourth (1/4th) of one share of Pernod.

The ordinary shares of Allied and the Allied ADRs were registered with the U.S. Securities and Exchange Commission pursuant to Section 12(b) and Section 12(g) of the Exchange Act.  Prior to the effectiveness of the Scheme of Arrangement, the ordinary shares of Pernod were not registered under Section 12 of the U.S. Securities Act of 1933 in reliance on the exemption provided in Rule 12g3-2(b) under the Exchange Act.  Upon effectiveness of the Scheme of Arrangement, the Pernod shares and Pernod ADRs are deemed registered under Section 12 of the Exchange Act as a successor issuer to Allied pursuant to Rule 12g-3(a) of the Exchange Act, which provides that securities of an issuer that are not already registered will be deemed registered under Section 12 of the Act when such securities are issued in connection with an exchange offer to the holders of any class of securities of another issuer registered pursuant to Section 12(b) or 12(g) of the Act.

This current report constitutes Allied’s notification of Pernod’s assumption of filing obligations under Section 13 of the Exchange Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 26, 2005

ALLIED DOMECQ PLC

	By:	/s/ IAN FITZSIMMONS
	Name:	Ian Fitzsimmons
	Title:	Company Secretary Allied Domecq PLC